   As filed with the Securities and Exchange Commission on January 10, 2003

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                               -----------------

                           P&O PRINCESS CRUISES PLC
                           (Name of Subject Company)

                             CARNIVAL CORPORATION
                            (Name of Filing Person)

                       Ordinary Shares of 50 Cents each
                          American Depositary Shares
                        (Title of Class of Securities)

                          G7214F106: Ordinary Shares
                     693070104: American Depositary Shares
                     (CUSIP Number of Class of Securities)

                              Arnaldo Perez, Esq.
             Senior Vice President, General Counsel and Secretary
                             Carnival Corporation
                            3655 N.W. 87/th/ Avenue
                           Miami, Florida 33178-2428
                                (305) 599-2600

                                with a copy to

                             Mark S. Bergman, Esq.
                 Paul, Weiss, Rifkind, Wharton & Garrison LLP
                         Alder Castle, 10 Noble Street
                                London EC2V 7JU
                             +44 (0) 20 7367 1600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of the Bidder)
                           Calculation of Filing Fee

================================================================================

               Transaction Valuation (1) Amount of Filing Fee (2)
               --------------------------------------------------
                     $979,794,353                $90,142
               --------------------------------------------------

--------------------------------------------------------------------------------
(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 (the "Exchange Act"), based on the product of (i) $7.06314, the average of the high and low trading prices of the P&O Princess Cruises plc ordinary shares on the London Stock Exchange on January 6, 2003, translated into U.S. dollars at the noon buying rate in New York City on such date of $1.6080 per pound sterling and (ii) 138,719,373, the estimated maximum number of P&O Princess Cruises plc ordinary shares to be received by
   Carnival Corporation in connection with this offer.
(2)The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act equals $92 per $1,000,000 of the value of the transaction. Pursuant to Rule 0-11(a)(2), the filing fee has been offset by the registration fee paid in connection with the filing of the Registration Statement of Carnival Corporation and P&O Princess Cruises plc on Form S-4/F-4 filed with the Securities and Exchange Commission on January 10,
   2003 (Reg. No. 333-[      ].
[X]Check box if any part of the fee is offset, as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $90,142      Filing Party: Carnival Corporation and P&O Princess Cruises plc
Form or Registration No.: Form S-4/F-4 Date Filed:   January 10, 2003

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                                                     SCHEDULE 1

                           Filing Persons--Directors

Set forth below is a list of the Directors of Carnival. Except for Shari Arison, Uzi Zucker and Meshulam Zonis who are citizens of both the United States and Israel, each person listed below is a citizen of the United States.

NAME AND CURRENT BUSINESS
ADDRESS                             CURRENT EMPLOYMENT AND EMPLOYMENT HISTORY
----------------------------------- ------------------------------------------------------------------

Micky Arison                        Mr. Arison has been Chairman of the board of directors since
c/o Carnival Corporation            October 1990 and a director since June 1987. Mr. Arison has
3655 N.W. 87th Avenue               been Chief Executive Officer of Carnival since 1979.
Miami, Florida 33178-2428

Shari Arison                        Ms. Arison was a director of Carnival from June 1987 until July
c/o Israel Arison Foundation        1993 and was reappointed to the Carnival board of directors in
Marcaz Golda Center                 June 1995. Ms. Arison is Chairman of Arison Holdings (1998)
23 Shaul Hamelech Blvd.             Ltd., a holding company which invests in banking, real estate,
Tel Aviv, Israel 64367              communications and technology companies, and a member of
                                    the Board of Directors of Bank Hapoalim, the largest bank in
The Ted Arison Family Foundation    Israel. She is also the Chairman of the Board of Trustees and
  USA, Inc.                         President of the Ted Arison Family Foundation USA, Inc. and
3655 N.W. 87 Avenue                 the Ted Arison Israeli Foundation.
Miami, Florida 33178

Maks L. Birnbach                    Mr. Birnbach has been a director or Carnival since July 1990.
c/o Fullcut Manufacturers, Inc.     Mr. Birnbach has been the owner and Chairman of the board of
555 Fifth Avenue, 19th Floor        directors of Fullcut Manufacturers, Inc., a New York wholesale
New York, NY 10128                  importer and exporter of diamonds since 1950.

Ambassador Richard G. Capen, Jr.    Mr. Capen has been a director of Carnival since April 1994. He
6077 San Elijo                      is currently a corporate director, author and business consultant.
Rancho Santa Fe, CA 92067

Robert H. Dickinson                 Mr. Dickinson has been a director of Carnival since June 1987.
c/o Carnival Corporation            Since May 1993, Mr. Dickinson has served as President and
3655 N.W. 87th Avenue               Chief Operating Officer of Carnival Cruise Lines division of
Miami, Florida 33178-2428           Carnival ("CCL").

Arnold W. Donald                    Mr. Donald has been a director of Carnival since January 2001.
c/o Merisant Company                Since March 2000, Mr. Donald has been the Chairman and
1 North Brentwood Boulevard         Chief Executive Officer of Merisant Company, a manufacturer
Suite 510                           and marketer of tabletop sweetener products, including the
Clayton, MO 63105                   Equal-Registered Trademark--and Canderel-Registered
                                    Trademark- brands. From January 1998 to March 2000 he was
Monsanto Company                    Senior Vice--President of Monsanto Company, a company
800 N. Lindbergh Boulevard          which develops agricultural products and consumer goods, and
S. Louis, Missouri 63167            president of its nutrition and consumer sector. Prior to that he was President of Monsanto Company's agricultural sector.

James M. Dubin                      Mr. Dubin has been a director since July 1995. Mr. Dubin is a
c/o Paul, Weiss, Rifkind, Wharton & Partner with the law firm of Paul, Weiss, Rifkind, Wharton &
  Garrison LLP                      Garrison LLP.
1285 Avenue of the Americas
New York, NY 10019-6064

Howard S. Frank                     Mr. Frank has been Vice Chairman of the Carnival board of
c/o Carnival Corporation            directors since October 1993 and a director since April 1992. He
3655 N.W. 87th Avenue               was appointed Chief Operating Officer in January 1998. From
Miami, Florida 33178-2428           July 1989 to January 1998, he was Chief Financial Officer and
                                    Chief Accounting Officer of Carnival.

NAME AND CURRENT BUSINESS
ADDRESS                               CURRENT EMPLOYMENT AND EMPLOYMENT HISTORY
------------------------------------- ---------------------------------------------------------------

A. Kirk Lanterman                     Mr. Lanterman is a certified public accountant and has been a
c/o Holland America Line              director of Carnival since April 1992. He has been Chairman of
300 Elliott Avenue                    the Board, President and Chief Executive Officer of Holland
West Seattle, WA 98119                America Line-Westours Inc. ("HALW"), a subsidiary of the
                                      Company, since August 1999. From March 1997 to August
                                      1999, he was Chairman of the Board and Chief Executive
                                      Officer of HALW. From December 1989 to March 1997, he was
                                      President and Chief Executive Officer of HALW.

Modesto A. Maidique                   Mr. Maidique has been a director of Carnival since April 1994.
c/o Florida International University  He has been President of Florida International University since
Office of the President               1986.
University Park Campus
107th Avenue and S.W. 8th Street
Miami, Florida 33199

Stuart Subotnick                      Mr. Subotnick has been a director of Carnival since July 1987.
MetroMedia Company                    Mr. Subotnick has been a general partner and the Executive
810 7th Avenue, 29th floor            Vice President of Metromedia Company since July 1986.
New York, NY 10019

Sherwood M. Weiser                    Mr. Weiser has been a director of Carnival since July 1987. Mr.
c/o Continental Hospitality Holdings, Weiser is the Chairman and Chief Executive Officer of
  LLC                                 Continental Hospitality Holdings, LLC, a hotel development
3250 Mary Street                      company. From 1998 to 2001, Mr. Weiser was Chairman of the
Coconut Grove, Florida 33133          Board and Chief Executive Officer of CRC Holdings, Inc. (d/b/a
                                      Carnival Resorts & Casinos), a casino development and
CRC Holdings, Inc.                    management company. From 1994 to 1998, Mr. Weiser served
3250 Mary Street                      as Chairman and Chief Executive Officer of CHC International,
Coconut Grove, Florida 33133          Inc., an independent hotel and casino development and
                                      management company.
CHC International Inc.
3250 Mary Street
Coconut Grove, Florida 33133

Meshulam Zonis                        Mr. Zonis has been a director since June 1987. Mr. Zonis served
1 Island Place                        as Senior Vice President--Operations of CCL from 1979 until
3801 NE 207th Street                  his retirement in December 2000.
Tower 1
Apartment 2802
North Miami Beach, Florida 32180

Uzi Zucker                            Mr. Zucker has been a director since July 1987. Mr. Zucker
c/o Bear, Stearns & Co.               joined Bear, Stearns & Co. in 1967 and was a Limited Partner
383 Madison Avenue                    until 1982 and has been a General Partner thereafter. Mr.
New York, NY 10179                    Zucker has been a Senior Managing Director of Bear, Stearns &
                                      Co. Inc. since 1985.

                           Filing Persons--Officers

Set forth below is a list of the Executive Officers of Carnival. Except for Pier Luigi Foschi who is an Italian citizen and Ian J. Gaunt who is a citizen of the United Kingdom, each person listed below is a citizen of the United States.

NAME AND CURRENT BUSINESS
ADDRESS                   CURRENT EMPLOYMENT AND EMPLOYMENT HISTORY
------------------------- -------------------------------------------------------------------

Richard D. Ames           Richard D. Ames has been Senior Vice President--
Carnival Corporation      Management Advisory Services ("MAS") since March 2002.
3655 N.W. 87th Avenue     From January 1992 to February 2002 he was Vice President--
Miami, Florida 33178-2428 Audit Services, now known as MAS. From October 1989 to
                          January 1992 he was the Director of Internal Audit. From
                          February 1983 until October 1989 he was Director of Internal
                          Audit for Resorts International, Inc. He was a management
                          consultant with International Intelligence, Inc., a subsidiary of
                          Resorts International, Inc. from January 1979 to February 1983.

Micky Arison              Micky Arison has been Chief Executive Officer since 1979 and
Carnival Corporation      Chairman of the Board of Directors since 1990. He was
3655 N.W. 87th Avenue     President from 1979 to May 1993 and has also been a director
Miami, Florida 33178-2428 since June 1987. Prior to 1979, he served CCL for successive two-year periods as a sales agent, a reservations manager and as Vice President in charge of passenger traffic.

Gerald R. Cahill          Gerald. R. Cahill has been Senior Vice President-Finance, Chief
Carnival Corporation      Financial Officer and Chief Accounting Officer since January
3655 N.W. 87th Avenue     1998. From September 1994 to December 1997 he was Vice
Miami, Florida 33178-2428 President-Finance. He was Chief Financial Officer from 1988 to
                          1992 and Chief Operating Officer from 1992 to 1994 of Safecard
                          Services, Inc. From 1979 to 1988 he held financial positions at
                          Resorts International Inc. and, prior to that, spent six years with
                          Price Waterhouse.

Pamela C. Conover         Pamela C. Conover has been President and Chief Operating
Cunard Line Limited       Officer of Cunard Line Limited since February 2001. She was
6100 Blue Lagoon Drive    Chief Operating Officer of Cunard Line Limited from June 1998
Suite 400                 to January 2001. From May 1995 to May 1998, she was Vice
Miami, Florida 33126      President of Strategic Planning for Carnival. From May 1994 to
                          April 1995, she was President and Chief Operating Officer of
                          Epirotiki Cruise Line, which was a Carnival joint venture. From
                          September 1985 until April 1994, she worked for Citicorp, New
                          York, specializing in financing and advisory services for shipping companies.

Robert H. Dickinson       Robert H. Dickinson has been President and Chief Operating
Carnival Corporation      Officer of CCL since May 1993. From 1979 to May 1993, he was
3655 N.W. 87th Avenue     Senior Vice President-Sales and Marketing of CCL. He has also
Miami, Florida 33178-2428 been a director since June 1987.

Kenneth D. Dubbin         Kenneth D. Dubbin has been Vice President-Corporate
Carnival Corporation      Development since May 1999. From 1990 to 1999, he was Vice
3655 N.W. 87th Avenue     President and Treasurer of Royal Caribbean. From 1988 to April
Miami, Florida 33178-2428 1990, he was Treasurer and from 1986 to 1988 he was Director,
                          Planning and Treasury, of Royal Caribbean.

Pier Luigi Foschi         Pier Luigi Foschi has been Chief Executive Officer of Costa
Carnival Corporation      Cruises, S.p.A. since October 1997 and Chairman of its Board
3655 N.W. 87th Avenue     since January 2000. From 1974 to 1997, he held senior
Miami, Florida 33178-2428 positions with OTIS, a world leader in the field of elevators, which is a subsidiary of United Technologies Corporation, and from 1990 to 1997, he was Executive Vice President of Otis's
                          Asia-Pacific operations.

NAME AND CURRENT BUSINESS
ADDRESS                   CURRENT EMPLOYMENT AND EMPLOYMENT HISTORY
------------------------- -----------------------------------------------------------------

Howard S. Frank           Howard S. Frank has been Vice Chairman of the board of
Carnival Corporation      directors since October 1993, Chief Operating Officer since
3655 N.W. 87th Avenue     January 1998 and a director since April 1992. From July 1989 to
Miami, Florida 33178-2428 January 1998, he was Chief Financial Officer and Chief
                          Accounting Officer and from July 1989 to October 1990 he was
                          Senior Vice President-Finance. From July 1975 through June
                          1989 he was a partner with Price Waterhouse.

Ian J. Gaunt              Ian J. Gaunt is an English solicitor and has been Senior Vice
Carnival Corporation      President-International since May 1999. He was a partner of the
3655 N.W. 87th Avenue     London-based international law firm of Sinclair, Roche and
Miami, Florida 33178-2428 Temperley from 1982 through April 1999 where he represented
                          Carnival as special external legal counsel since 1981.

A. Kirk Lanterman         A. Kirk Lanterman is a certified public accountant and has been
Carnival Corporation      a director since April 1992. He has been Chairman of the board
3655 N.W. 87th Avenue     of directors, President and Chief Executive Officer of HALW
Miami, Florida 33178-2428 since August 1999. From March 1997 to August 1999, he was
                          Chairman of the board of directors and Chief Executive Officer of HALW. From December 1989 to March 1997, he was
                          President and Chief Executive Officer of HALW. From 1983 to
                          1989 he was President and Chief Operating Officer of HALW.
                          From 1979 to 1983, he was President of Westours, Inc. which merged with Holland America Line in 1983.

Arnaldo Perez             Arnaldo Perez has been Senior Vice President, General
Carnival Corporation      Counsel and Secretary since March 2002. From August 1995 to
3655 N.W. 87th Avenue     February 2002 he was Vice President, General Counsel and
Miami, Florida 33178-2428 Secretary. He was Assistant General Counsel from July 1992 to
                          July 1995. Prior to joining Carnival, he was a partner at the law firm of Weil, Lucio, Mandler, Croland & Steele in Miami, Florida.

Lowell Zemnick            Lowell Zemnick is a certified public accountant and has been a
Carnival Corporation      Vice President since 1980 and Treasurer since September 1990
3655 N.W. 87th Avenue     and from May 1987 to June 1989 was Chief Financial Officer.
Miami, Florida 33178-2428 He was Chief Financial Officer of CCL from 1980 to September
                          1990.

This Tender Offer Statement on Schedule TO is filed by Carnival Corporation ("Carnival"), a Panamanian corporation. The Schedule TO relates to the offer by Carnival to exchange 0.3004 shares of Carnival common stock for each ordinary share of P&O Princess Cruises plc ("P&O Princess") tendered and 1.2016 shares of Carnival common stock for each P&O Princess ADS tendered, up to, in aggregate, 20% of the outstanding shares of P&O Princess upon the terms and subject to the conditions set forth in the Offer to Purchase, dated ., 2003
(the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

ITEMS 1-11.

The information in the Offer, including all schedules and annexes thereto, is incorporated herein by reference in response to each of the Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The (i) current principal occupation or employment and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted and (ii) material occupations, positions, offices or employment during the last five years giving the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on for each executive officer and director of Carnival as set forth in Schedule 1 hereto are incorporated herein by reference.

Except as otherwise set forth in the Offer, during the last five years, none of Carnival, or to the best knowledge of Carnival, none of the executive officers, directors, or controlling persons of Carnival (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 12.  EXHIBITS.

 EXHIBIT
 NUMBER   DESCRIPTION
 -------  ------------------------------------------------------------------------------------------

(a)(1)(A) Form of Offer to Purchase, dated ., 2003 (incorporated by reference from Carnival's and
            P&O Princess' Registration Statement on Form S-4/F-4 filed with the SEC on       ,
            2003 (the "Form S-4/F-4")).

(a)(1)(B) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Form
            S-4/F-4).

(a)(1)(C) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the
            Form S-4/F-4).

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
            Nominees (incorporated by reference to Exhibit 99.3 of the Form S-4/F-4).

(a)(1)(E) Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Form S-4/F-4).

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9 (incorporated by reference to Exhibit 99.5 of the Form S-4/F-4).


(a)(1)(G) Summary Advertisement in (incorporated by reference to Exhibit 99.6 of the Form S-4/F-
            4).

(b)       Not applicable.

(c)       Opinion of Tapia Linares Y Alfaro (incorporated by reference to Exhibit 5.1 of the Form
            S-4/F-4).

(d)       Offer and Implementation Agreement, dated 8 January 2003, between Carnival
            Corporation and P&O Princess Cruises plc (incorporated by reference to Exhibit 2.1 of the Form S-4/F-4).

(e)       None.

(f)       Not applicable.

(g)       Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

                                              CARNIVAL CORPORATION

                                              By:  /s/ ARNALDO PEREZ
                                                  -----------------------------
                                                  Name: Arnaldo Perez
                                                  Title:  Senior Vice
                                                       President, General
                                                       Counsel and Secretary

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER   DESCRIPTION
 -------  ------------------------------------------------------------------------------------------

(a)(1)(A) Form of Offer to Purchase, dated ., 2003 (incorporated by reference from Carnival's and
            P&O Princess' Registration Statement on Form S-4/F-4 filed with the SEC on       ,
            2003 (the "Form S-4/F-4")).

(a)(1)(B) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Form
            S-4/F-4).

(a)(1)(C) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the
            Form S-4/F-4).

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
            Nominees (incorporated by reference to Exhibit 99.3 of the Form S-4/F-4).

(a)(1)(E) Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Form S-4/F-4).

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9 (incorporated by reference to Exhibit 99.5 of the Form S-4/F-4).

(a)(1)(G) Summary Advertisement in . (incorporated by reference to Exhibit 99.6 of the Form S-
            4/F-4).

(c)       Opinion of Tapia Linares Y Alfaro (incorporated by reference to Exhibit 5.1 of the Form
            S-4/F-4).

(d)       Offer and Implementation Agreement between, dated 8 January 2003, Carnival
            Corporation and P&O Princess Cruises plc (incorporated by reference to Exhibit 2.1 of the Form S-4/F-4).